Exhibit 4.3

AMENDMENT NO. 2 TO AMENDED AND RESTATED PREFERRED SHARES RIGHTS

AGREEMENT

This Amendment No. 2 to the Amended and Restated Preferred Shares Rights Agreement, dated as of April 13, 2010 (this “Amendment”), amends that certain Amended and Restated Preferred Shares Rights Agreement, dated as of June 24, 2008, as amended on January 7, 2009 (the “Rights Agreement”), between Cost Plus, Inc., a California corporation (the “Company”), and Computershare Trust Company, N.A., as rights agent (the “Rights Agent”). Except as otherwise expressly provided herein, or unless the context otherwise requires, all terms used herein have the meanings assigned to them in the Rights Agreement.

WHEREAS, pursuant to Section 27 of the Rights Agreement, prior to the occurrence of a Distribution Date, the Company may, and the Rights Agent shall, if so directed by the Company, supplement or amend the Rights Agreement;

WHEREAS, as of the date hereof, a Distribution Date has not yet occurred;

WHEREAS, the Company has determined that it is in the best interest of the Company and its Shareholders to amend the Rights Agreement as set forth herein; and

WHEREAS, all acts necessary to make this Amendment a valid agreement, enforceable according to its terms, have been done and performed, and the execution and delivery of this Amendment by the Company and the Rights Agent have been in all respects duly authorized.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements set forth herein, and intending to be legally bound, the parties hereto agree as follows:

1. Amendment of Section 1(s). Section 1(s) of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

“Final Expiration Date’ shall mean April 14, 2010.”

2. Amendment of Section 7. Section 7 of the Rights Agreement is hereby amended and supplemented by adding the following provision immediately following clause (f) thereof:

“(g) The Rights shall expire on the Expiration Date, and upon such expiration, all rights pertaining thereto shall be extinguished.”

3. Amendment of Exhibits. The Exhibits to the Rights Agreement shall be restated to reflect this Amendment, including all conforming changes.

4. Effectiveness. This Amendment shall be deemed effective as of the date first written above, as if executed on such date.

5. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

6. Severability. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be effected, impaired or invalidated.

7. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 2 to the Amended and Restated Preferred Shares Rights Agreement to be duly executed as of the date first written above.

COST PLUS, INC.

By:	/s/ Jane L. Baughman
Name:	Jane L. Baughman
Title:	Executive Vice President and Chief Financial Officer

COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ Kellie Gwinn
Name:	Kellie Gwinn
Title:	Vice President